STATEMENT

SHANGHAI, PRC — February 11, 2014 — This is to report that Giant Interactive Group Inc. (the “Company”) has entered into an agreement to sell all of its limited partnership interest in Yunfeng E-Commerce Fund A, L.P. and Yunfeng E-Commerce Fund B, L.P. (which collectively hold all of the Company’s interest in the ordinary shares of Alibaba Group Holding Limited) to Tiger Global Mauritius Fund for approximately US$199.1 million.  The sale is expected to be completed on or prior to February 14, 2014.

4